Exhibit 4.1

THIRD AMENDMENT TO RIGHTS AGREEMENT

This Third Amendment (the “Amendment”) to Rights Agreement is entered into as of December 20, 2017, by and between Agree Realty Corporation, a Maryland corporation (the “Company”), and Computershare Trust Company, N.A., f/k/a EquiServe Trust Company, N.A., a national banking association, as successor rights agent to BankBoston, N.A., a national banking association (the “Rights Agent”).

RECITALS:

WHEREAS, the Company and the Rights Agent are parties to that certain Rights Agreement dated as of December 7, 1998, as amended by the Amendment to Rights Agreement dated as of October 18, 2001, and by the Second Amendment to Rights Agreement dated as of December 8, 2008 (the “Agreement”), pursuant to which each holder of the Company’s common stock received one preferred share purchase right (collectively, the “Rights”) for each outstanding share of common stock.

WHEREAS, pursuant to Section 27 of the Agreement, the Company and the Rights Agent may from time to time supplement or amend any provision of the Agreement in accordance with the terms of such Agreement.

NOW, THEREFORE, in consideration of the premises and mutual agreements hereinafter set out and of other consideration (the receipt and sufficiency of which are acknowledged), the parties hereto agree as follows:

1.                  The definition of the term “Acquiring Person” set forth in Section 1(a) of the Agreement is hereby amended and restated in its entirety to read as follows:

a.                   “(a) “Acquiring Person” shall mean any Person (as such term is hereinafter defined) who or which, together with all Affiliates and Associates (as such terms are hereinafter defined) of such Person, shall hereafter become a Beneficial Owner (as such term is hereinafter defined) of 15% or more of the Common Shares of the Company then outstanding, but shall not include (i) the Company, any Subsidiary (as such term is hereinafter defined) of the Company, any employee benefit plan of the Company or any Subsidiary of the Company, or any entity holding Common Shares for or pursuant to the terms of any such plan or (ii) any Designated Holder, unless and until such time as such Designated Holder shall become the Beneficial Owner of 20% or more of the Common Shares then outstanding. Notwithstanding the foregoing, no Person shall be deemed to have become an "Acquiring Person" as the result of an acquisition of Common Shares by the Company which, by reducing the number of Common Shares outstanding, increases the proportionate number of Common Shares beneficially owned by such Person to 15% (or, in the case of a Designated Holder, 20%) or more of the Common Shares of the Company then outstanding; provided, however, that if a Person shall become the Beneficial Owner of 15% (or, in the case of a Designated Holder, 20%) or more of the Common Shares of the Company then outstanding by reason of Common Share purchases by the Company and shall, after such Common Share purchases by the Company, become the Beneficial Owner of any additional Common Shares of the Company, then such Person shall be deemed to be an "Acquiring Person" as of the time of the acquisition of such additional Common Shares by such Person. Notwithstanding the foregoing, if the Board of Directors of the Company determines in good faith that a Person who would otherwise be an "Acquiring Person," as defined pursuant to the foregoing provisions of this Section 1(a), has become such inadvertently, and such Person divests (within such period as the Board of Directors may deem appropriate) a sufficient number of Common Shares so that such Person is no longer an "Acquiring Person," as defined pursuant to the foregoing provisions of this Section 1(a), then such Person shall not be deemed to be an "Acquiring Person" for any purposes of this Agreement.”

2.                  The definition of the term “Designated Holder” is hereby added as a new section 1(ff) of the Agreement to read as follows:

a.                   “(ff) “Designated Holder” shall mean BlackRock, Inc., together with all of its Affiliates and Associates (“BlackRock”) until the earliest of (i) such time as BlackRock ceases to beneficially own 10% or more of the Common Shares of the Company, (ii) such time as BlackRock, Inc. or any Parent (as defined in Rule 12b-2 of the General Rules and Regulations under the Exchange Act, as in effect on the date of this Agreement) is subject to a change of control as determined by the Board of Directors in its sole discretion or (iii) such time as BlackRock reports or is required to report on Schedule 13D (or any successor or comparable report) its beneficial ownership of Common Shares of the Company.”

3.                  Except as expressly modified hereby, the Agreement remains in full force and effect. Upon the execution and delivery hereof, as of the day and year first above written, the Agreement shall thereupon be deemed to be amended and supplemented as hereinabove set forth as fully and with the same effect as if the amendments and supplements made hereby were originally set forth in the Agreement, and this Amendment and the Agreement shall henceforth be read, taken and construed as one and the same instrument, but such amendments and supplements shall not operate so as to render invalid or improper any action heretofore taken under the Agreement.

4.                  This Amendment may be executed in one or more counterparts, each of which will be deemed to be an original copy of this Amendment and all of which, when taken together, will be deemed to constitute one and the same agreement. The exchange of copies of this Amendment and of signature pages by facsimile or electronic transmission shall constitute effective execution and delivery of this Amendment as to the parties hereto and may be used in lieu of the original Amendment for all purposes. Signatures of the parties hereto transmitted electronically or by facsimile shall be deemed to be their original signatures for all purposes.

5.                  This Amendment and the Agreement, as amended hereby, shall be governed by and construed in accordance with the laws of the State of Maryland, without regard to conflicts of laws principles.

IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be executed as of the day and year first above written.

AGREE REALTY CORPORATION

By:	/s/ Joel N. Agree
	Name:	Joel N. Agree
	Title:	President

COMPUTERSHARE TRUST COMPANY, N.A.

By:	/s/ Shirley A. Nessralla
	Name:	Shirley A. Nessralla
	Title:	Vice President, Client Service Manager